EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Six Months Ended June 28

	2003	2002

Income from continuing operations	$520	$2,433
Discontinued operations	327	258

Net income	$847	$2,691

Basic earnings per share weighted average shares	7,784	8,112
Net effect of dilutive stock options	63	215

Diluted earnings per share weighted average shares	7,847	8,327

Basic earnings per share:
Continuing operations	$.07	$.30
Discontinued operations	.04	.03

Net income	$.11	$.33

Diluted earnings per share:
Continuing operations	$.07	$.29
Discontinued operations	.04	.03

Net income	$.11	$.32